                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                                   USMX, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 Par Value Per Share
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  903366 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

                              Mark W. Kroloff
                          Cook Inlet Region, Inc.
                               2525 "C" Street
                          Anchorage, Alaska 99503
                              (907) 274-8638
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903366 10 2              SCHEDULE 13D             Page 2 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               Cook Inlet Region, Inc.
               92-0042304
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

            Alaska corporation
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                  0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 903366 10 2              SCHEDULE 13D             Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                North Pacific Mining Corporation
                92-0129285
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

            Alaska corporation
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                  0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 903366 10 2              SCHEDULE 13D             Page 4 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                    Peak Oilfield Service Company
                    92-0123001
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

          Partnership organized under the laws of Alaska
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                  0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                  PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 903366 10 2              SCHEDULE 13D             Page 5 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                 Peak Alaska Ventures, Inc.
                 92-0121382
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

            Alaska corporation
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                  0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 6 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to shares of common stock, $.001 par value per share ("USMX Common Stock") of USMX, Inc. (the "Issuer"), whose principal executive offices are located at 141 Union Boulevard, Suite 100, Lakewood, Colorado, 80228.


ITEM 4.  PURPOSE OF TRANSACTION

     Dakota Merger Corporation, a subsidiary of Dakota Mining Corporation ("Dakota"), and the Issuer effected a stock for stock merger (the "Merger") on May 30, 1997, pursuant to which the Issuer became a wholly owned subsidiary of Dakota and shareholders of the Issuer received one share of common stock of Dakota (the "Dakota Common Stock") for each 1.1 shares of USMX, Inc. Common Stock. In connection with such Merger, North Pacific Mining Corporation ("NPMC") received 1,400,603 shares of Dakota Common Stock, and Peak Oilfield Service Company ("Peak") received 909,091 shares of Dakota Common Stock. No Reporting Person owns more than five percent of the outstanding shares of Dakota Common Stock.

     The purpose of this Schedule 13D Amendment is to promptly disclose the above material change in the percentage ownership of USMX Common Stock to an amount below the Rule 13d five per centum filing requirement. Consequently and in the future, pursuant to Rule 13d-2 of the Securities Exchange Act, none of the Reporting Persons in this schedule will file further amendments to this schedule.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Not applicable.

     (b) Not applicable.

     (c) The Reporting Persons received one share of Dakota Common Stock for each 1.1 shares of USMX Common Stock held by them, in connection with the merger described in Item 4.

     (d) Not applicable.

     (e) The date on which each Reporting Person in this schedule ceased to be the beneficial owner of more than five percent of USMX Common Shares was May 30, 1997, the date of the Merger described in Item 4.

                                                          Page 7 of 7 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated this 9th day of June, 1997.



COOK INLET REGION, INC.*


By:  /s/ Mark W. Kroloff
    -------------------------------
    Mark W. Kroloff
    Vice President



NORTH PACIFIC MINING CORPORATION


By:  /s/ Mark W. Kroloff
    -------------------------------
    Mark W. Kroloff
    Vice President



PEAK OILFIELD SERVICE COMPANY


By:  /s/ Michael O'Connor
    -------------------------------
    Michael O'Connor
    President



PEAK ALASKA VENTURES, INC.


By:  /s/ Mark W. Kroloff
    -------------------------------
    Mark W. Kroloff
    Assistant Secretary


*In executing and filing this Schedule 13D, Cook Inlet Region, Inc. does not intend to waive the exemption afforded it under 43 U.S.C. Section 1625.